March 4, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alison White
Senior Counsel

Re:	Nuveen New York Dividend Advantage Municipal Fund
(the “Acquiring Fund);
File No. 811-09135

Nuveen New York Dividend Advantage Municipal Fund 2
(“Dividend Advantage 2”);
File No. 811-10253

To the Commission:

On behalf of each of the Acquiring Fund and Dividend Advantage 2, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on February 23, 2015, with respect to the Preliminary Joint Proxy Statement on Schedule 14A filed by the Acquiring Fund and Dividend Advantage 2 on February 13, 2015 (the “Proxy Statement”) in connection with the proposed reorganization (the “Reorganization”) of Dividend Advantage 2 and Nuveen New York Performance Plus Municipal Fund, Inc. (“Performance Plus”) into the Acquiring Fund. The Acquiring Fund, Dividend Advantage 2 and Performance Plus are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Proxy Statement. Set forth below are the staff’s comments and the responses of the Acquiring Fund and Dividend Advantage 2.

(1)	Comment: Please consider adding disclosure addressing Proposal 1 concerning the election of Board Members to the Q&A Section.

U.S. Securities and Exchange Commission

March 4, 2015

Response: As the Q&A Section is generally intended to summarize non-routine matters and Proposal 1 relates to the routine annual election of directors, the Acquiring Fund and Dividend Advantage 2 believe further explanation in the Q&A Section is unnecessary. Accordingly, the Acquiring Fund and Dividend Advantage 2 respectfully decline to add additional disclosure.

(2)	Comment: There is a statement in the Q&A Section to the effect that the Board has determined that the Reorganizations would be in the best interest of the Funds. Please clarify whether that determination extends to the best interests of the Funds’ common shareholders and/or preferred shareholders.

Response: Consistent with Rule 17a-8 under the 1940 Act, the Board determined that the Reorganizations were in the best interest of each Fund. The disclosure reflects the findings of the Board as set forth in the minutes.

(3)	Comment: In the Q&A Section and elsewhere in the Proxy Statement, as appropriate, please disclose the anticipated impact of the Reorganizations on total expenses including the costs of leverage.

Response: The Acquiring Fund and Dividend Advantage 2 have added disclosure in response to the staff’s comment.

(4)	Comment: Please add disclosure regarding the concentration of holders of VMTP Shares to the Proxy Statement.

Response: The Acquiring Fund and Dividend Advantage 2 have added disclosure in response to the staff’s comment.

(5)	Comment: In the Q&A Section there is a statement to the effect that the terms of the VMTP Shares to be issued in the Reorganization are substantially identical to the terms of the Dividend Advantage 2 VMTP Shares exchanged therefor. In the Q&A Section and elsewhere in the Proxy Statement, please identify any material differences between the two series of VMTP Shares or state there are no material differences.

Response: The Acquiring Fund and Dividend Advantage 2 have added disclosure in response to the staff’s comment.

(6)	Comment: In the Letter to Shareholders, with respect to Dividend Advantage 2, it states that the Reorganization is to be approved by the common and preferred shareholders voting together as a single class and the preferred shareholders voting separately. Please explain supplementally why this is the case.

U.S. Securities and Exchange Commission

March 4, 2015

Response: The charter documents of Dividend Advantage 2 require common and preferred shareholders to vote together as a single class to approve the Reorganization. Separately, Section 18(a)(2)(D) of the 1940 Act provides that the terms of any senior security that is stock must require, and Dividend Advantage 2’s Statement Establishing and Fixing the Rights of Variable Rate MuniFund Term Preferred Shares requires, approval by the vote of a majority of such securities, voting as a class, of any plan of reorganization adversely affecting such securities. Because Section 18 does not include a materiality standard, the Fund is separately seeking the vote of preferred shareholders to approve the Reorganization.

(7)	Comment: Please add disclosure to the effect that holders of preferred shares are entitled to a proportionate fractional vote for each fractional preferred share held or explain why adding such disclosure is not appropriate.

Response: Each of the Acquiring Fund and Dividend Advantage 2 confirms that it has no outstanding fractional preferred shares. Accordingly, the Acquiring Fund and Dividend Advantage 2 believe disclosure regarding fractional preferred shares is neither necessary nor appropriate.

(8)	Comment: The last sentence of the first paragraph of Proposal 2 states that “[c]ertain capitalized terms used but not defined in this summary are defined elsewhere in this Proxy Statement.” Please consider defining capitalized terms the first time they are used.

Response: The Acquiring Fund and Dividend Advantage 2 have revised the disclosure in response to the staff’s comment.

(9)	Comment: On page 27 of the Proxy Statement, there is a statement to the effect that, as a result of the Reorganizations, preferred shareholders would hold reduced voting percentages of preferred shares in the combined fund than they held in the Funds individually. Please add a similar statement to this effect in the Q&A Section.

Response: The Acquiring Fund and Dividend Advantage 2 have revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

March 4, 2015

(10)	Comment: Please disclose the differences among the Funds in various risks associated with each Fund’s investment objective and strategy in the sub-section titled “Comparative Risk Information.”

Response: Each of the Funds is subject to the same risks described in the sub-section titled “Comparative Risk Information.” The last sentence of that sub-section states that the Target Funds are subject to each of the principal risks of the Acquiring Fund. The Acquiring Fund and Dividend Advantage 2 do not believe further disclosure is necessary.

(11)	Comment: In footnote 1 to the Comparative Fee Table, please define the term “MTP Shares.”

Response: The Acquiring Fund and Dividend Advantage 2 have revised the disclosure in response to the staff’s comment.

(12)	Comment: In connection with the sub-section titled “Reasons for the Reorganizations” and the discussion of the Boards’ considerations, please disclose the principal factors that the Boards considered that did not weigh in favor of the Reorganization.

Response: Based on the record contained in the Board materials, each of the Acquiring Fund and Dividend Advantage 2 believes that the principal factors considered by the Board in approving the Reorganization are set forth and discussed in the sub-section titled “Reasons for the Reorganizations.” The Board considered such factors and made such determinations as are required by Rule 17a-8 under the 1940 Act. Each of the Acquiring Fund and Dividend Advantage 2 believes that the disclosure takes into account both positive (e.g., economies of scale) and less favorable (e.g., fees and expenses) factors.

(13)	Comment: In the section “D. Additional Information About the Investment Policies,” there appears to be information that is duplicative of disclosure appearing earlier in the Proxy Statement. Please consider consolidating the disclosure to reduce repetition.

Response: The disclosure in this section is intended to provide Target Fund shareholders with a fulsome description of the Acquiring Fund’s investment objectives, policies and strategies and has been prepared in the same style used in proxy statement/prospectuses for multiple reorganizations of other Nuveen closed-end funds. The Acquiring Fund and Dividend Advantage 2 believe that deviating from the established format may have unintended consequences and have retained such disclosure.

U.S. Securities and Exchange Commission

March 4, 2015

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7967.

Very truly yours,

Jacob C. Tiedt

Attorney at Law